Silver Standard Resources Inc.
(a development stage company)

Consolidated Financial Statements (restated for change in reporting currency)
December 31, 2008, 2007 and 2006
(expressed in thousands of United States dollars)

Independent Auditors’ Report

To the Directors of Silver Standard Resources Inc.

We have completed integrated audits of the consolidated financial statements of Silver Standard Resources Inc. (the “Company”) for 2008, 2007 and 2006 and of its internal control over financial reporting as at December 31, 2008. Our opinions, based on our audits, are presented below.

Consolidated financial statements

We have audited the accompanying consolidated balance sheets of Silver Standard Resources Inc. as at December 31, 2008 and December 31, 2007, and the related consolidated statements of earnings (loss) and comprehensive loss, cash flows and shareholders’ equity for each of the years in the three year period ended December 31, 2008, presented in U.S. dollars. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits of the Company’s financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2008 and December 31, 2007 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2008 in accordance with Canadian generally accepted accounting principles.

We previously reported to the Shareholders of the Company on March 10, 2009 that in our opinion, the consolidated financial statements, presented in Canadian dollars, presented fairly, in all material respects, the financial position of the Company as at December 31, 2008 and December 31, 2007 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2008 in accordance with Canadian generally accepted accounting principles.

Internal control over financial reporting

We have also audited Silver Standard Resources Inc.’s internal control over financial reporting as at December 31, 2008, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Controls over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at December 31, 2008 based on criteria established in Internal Control — Integrated Framework issued by the COSO.

/s/ PricewaterhouseCoopers LLP

Chartered Accountants
Vancouver, British Columbia
March 10, 2009 (except for notes 2 and 18(b),vi),iv) which are as of August 7, 2009)

Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Differences

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company’s financial statements, such as the changes described in notes 2, and 18(b),vi),iv) to the financial statements. Our report to the Directors dated March 10, 2009 (except for notes 2 and 18(b),vi),iv) which are as of August 7, 2009) is expressed in accordance with Canadian reporting standards which do not require a reference to such a change in accounting principles in the auditors’ report when the change is properly accounted for and adequately disclosed in the financial statements.

/s/ PricewaterhouseCoopers LLP

Chartered Accountants
Vancouver, British Columbia
March 10, 2009 (except for notes 2 and 18(b),vi),iv) which are as of August 7, 2009)

Silver Standard Resources Inc.
(a development stage company)
Consolidated Balance Sheets
As at December 31, 2008 and 2007 (restated for change in reporting currency)
(expressed in thousands of United States dollars)

	Note	2008	2007
		$	$
Assets			(Restated)
Current assets
Cash and cash equivalents		72,013	81,600
Silver bullion	4	-	15,977
Marketable securities	5a	10,923	33,609
Accounts receivable		2,772	2,938
Prepaid expenses and deposits		1,106	458
		86,814	134,582

Restricted cash	10	1,793	1,831
Other investments	6	21,803	45,645
Convertible debenture	5c	5,973	-
Valued added tax recoverable	7	30,332	9,642
Mineral property costs and property, plant, and equipment	8	421,190	306,232
Mineral property held-for-sale	8	-	6,919
		567,905	504,851
Liabilities and Shareholders' Equity
Current liabilities
Accounts payable		20,438	9,756
Accrued liabilities		10,875	3,676
Accrued interest on convertible notes	9	2,066	-
Current portion of taxes payable		11,715	-
Current portion of asset retirement obligations	10	234	1,041
Foreign exchange derivatives	5b	-	1,429
		45,328	15,902
Asset retirement obligations	10	3,229	2,861
Taxes payable		3,370	-
Future income tax liability		22,335	25,557
Long-term convertible notes	9	104,046	-
		178,308	44,320
Non-controlling interest		496	615
		178,804	44,935
Shareholders' Equity
Share capital	11a	389,655	386,597
Value assigned to stock options	11b	36,502	27,706
Value assigned to convertible notes	9	37,383	-
Contributed surplus		510	510
Accumulated other comprehensive income (loss)		(19,569)	94,537
Deficit		(55,380)	(49,434)
		389,101	459,916

		567,905	504,851

Commitments (note 17)
Subsequent events (note 19)

Approved on behalf of the Board of Directors

“John R. Brodie”	“Peter W. Tomsett”
John R. Brodie, FCA	Peter W. Tomsett
(Chairman of the Audit Committee)	(Director)

The accompanying notes are an integral part of the consolidated financial statements

Silver Standard Resources Inc.
(a development stage company)
Consolidated Statements of Earnings (Loss) and Comprehensive Loss
For the years ended December 31, 2008, 2007 and 2006 (restated for change in reporting currency)
(expressed in thousands of United States dollars, except per share amounts)

	Note	2008	2007	2006
		$	$	$
			(Restated)
Exploration and mineral property costs
Property examination and exploration		340	73	235
Mineral property costs written-off		-	-	89
Reclamation and accretion	10	318	728	1,879
		(658)	(801)	(2,203)
Expenses
Salaries and employee benefits		3,054	2,613	1,993
Depreciation		288	296	125
Professional fees		915	612	541
General and administration		4,774	4,702	3,549
Stock-based compensation	11b	9,601	13,955	11,405
Foreign exchange (gain) loss		(200)	3,282	66
		(18,432)	(25,460)	(17,679)
Other income (expenses)
Investment income		3,039	6,287	5,276
Financing fees	9	(3,773)	-	-
Interest expense on convertible notes	9	(2,726)	-	-
Gain on sale of silver bullion	4	23,699	-	-
Gain (loss) on sale of marketable securities		2,090	605	(2,343)
Unrealized gain (loss) on financial instruments held-for-trading	5a,b,c	114	(1,801)	-
Write-up (down) of marketable securities	5a	(4,891)	-	46
Write-down of other investments	6	(17,903)	(12,232)	-
Gain on sale of joint venture interest	8ii	-	-	30,865
Gain on sale of mineral property	8xvii	31,463	459	153
		31,112	(6,682)	33,997

Earnings (loss) before income taxes		12,022	(32,943)	14,115

Income taxes:
Current income taxes	8xvii	14,575	-	-
Future income taxes	3e	3,393	1,022	-
		17,968	1,022	-

Earnings (Loss) for the year		(5,946)	(33,965)	14,115

Weighted average shares outstanding (thousands)
Basic		62,694	62,148	58,652
Diluted		62,694	62,148	58,904
Earnings (Loss) per common share
Basic earnings (loss) per share		(0.09)	(0.55)	0.24
Diluted earnings (loss) per share		(0.09)	(0.55)	0.24

Comprehensive income (loss)
Loss for the year		(5,946)	(33,965)
Other comprehensive income (loss)
Translation adjustment		(97,587)	71,986
Unrealized loss on marketable securities, net of tax	5a	(14,785)	(4,967)
Reclassification of realized gain on sale of marketable securities, net of tax	5a	(1,734)	-
Other comprehensive income (loss) for the year		(114,106)	67,019
Comprehensive income (loss) for the year		(120,052)	33,054

The accompanying notes are an integral part of the consolidated financial statements

Silver Standard Resources Inc.
(a development stage company)
Consolidated Statements of Cash Flows
For the years ended December 31, 2008, 2007 and 2006 (restated for change in reporting currency)
(expressed in thousands of United States dollars)

	Note	2008	2007	2006
		$	$	$
			(Restated)
Operating activities
Earnings (Loss) for the year		(5,946)	(33,965)	14,115
Items not affecting cash
Depreciation		288	296	125
Stock-based compensation	11b	9,601	13,955	11,405
Asset retirement obligations		335	602	1,810
Mineral property costs written-off		-	-	89
Gain on sale of marketable securities	5a	(2,090)	(605)	2,343
Gain on sale of silver bullion	4	(23,699)	-	-
Gain on sale of joint venture interest		-	-	(30,865)
Gain on sale of mineral property		(31,463)	(459)	(153)
Unrealized gain on held-for-trading
financial instruments	5a,b	(114)	1,801	-
Accretion expense on convertible notes	9	1,283	-	-
Interest income on convertible debenture	5c	(339)	-	-
Write-down (up) of marketable securities	5a	4,891	-	(46)
Write-down of other investments	6	17,903	12,232	-
Future income tax expense	3e	3,393	1,022	-
Increase in non-current taxes payable		3,180	-	-
Foreign exchange loss (gain)		(9,163)	28,085	(7,831)
Donation of shares		-	893	206
Increase (decrease) in non-cash working capital items	15	12,847	(237)	(1,248)
Cash generated by (used in) operating activities		(19,093)	23,620	(10,050)

Financing activities
Proceeds from issuance of convertible notes	9	138,000	-	-
Financing costs related to equity portion of
convertible notes financing	9	(1,473)	-	-
Shares and warrants issued for cash		2,192	10,973	192,774
Share issue cash costs		-	-	(10,436)
Cash generated by financing activities		138,719	10,973	182,338

Investing activities
Mineral property costs		(61,861)	(39,774)	(34,720)
Property, plant and equipment		(107,814)	(42,386)	(3,181)
Increase in value added tax recoverable (net)		(24,401)	(7,629)	(1,170)
Net proceeds from sale of mineral property	8	22,435	-	11
Proceeds from sale of silver bullion	4	39,648	-	-
Proceeds from sale of marketable securities	5a	2,780	755	46,038
Reliant, net of cash		-	180	-
Increase in investment in restricted cash		-	-	(1,641)
Purchase of marketable securities		-	(3,394)	(333)
Other investments reclassified		-	(57,790)	-
Cash used in investing activities		(129,213)	(150,038)	5,004

Increase (decrease) in cash and cash equivalents		(9,587)	(115,445)	177,292

Cash and cash equivalents - Beginning of year		81,600	197,045	19,753

Cash and cash equivalents - End of year		72,013	81,600	197,045

Supplementary cash flow information (note 15)

The accompanying notes are an integral part of the consolidated financial statements

Silver Standard Resources Inc.
(a development stage company)
Consolidated Statements of Shareholders’ Equity
For the years ended December 31, 2008, 2007 and 2006 (restated for change in reporting currency)
(expressed in thousands of United States dollars)

			Values	Values		Accumulated
	Common Shares		assigned	assigned to		other	Retained	Total
	Number of		to stock	convertible	Contributed	comprehensive	earnings	shareholders'
	shares	Amount	options	notes	Surplus	income	(deficit)	equity
	(thousands)	$	$	$	$	$	$	$
						(Restated)	(Restated)	(Restated)

Balance, December 31, 2005	51,849	171,290	7,745	5,364	-	-	(33,947)	150,452
Unrealized gain on translation of non-	-	-	-	-	-	6,308	-	6,308
US dollar denominated accounts
Issued for cash:
Public offering	7,200	164,384	-	-	-	-	-	164,384
Exercise of options	669	5,773	-	-	-	-	-	5,773
Exercise of warrants	1,387	22,617	-	-	-	-	-	22,617
For mineral property	530	8,442	-	-	-	-	-	8,442
Value assigned to options granted	-	-	12,067	-	-	-	-	12,067
Value of options exercised	-	2,277	(2,277)	-	-	-	-	-
Value of warrants exercised	-	5,643	-	(4,929)	-	-	-	714
Donations	11	206	-	-	-	-	-	206
Share issue costs	-	(10,436)	-	-	-	-	-	(10,436)
Options expired	-	-	(75)	-	75	-	-	-
Warrants expired	-	-	-	(435)	435	-	-	-
Earnings (loss) for the year	-	-	-	-	-	-	14,115	14,115

Balance, December 31, 2006	61,646	370,196	17,460	-	510	6,308	(19,832)	374,642

Transition adjustment to opening	-	-	-	-	-	21,210	4,363	25,573
balance (note 2)
Issued for cash:
Exercise of options	887	10,973	-	-	-	-	-	10,973
For mineral property	9	338	-	-	-	-	-	338
Value assigned to options granted	-	-	14,443	-	-	-	-	14,443
Value of options exercised	-	4,197	(4,197)	-	-	-	-	-
Donations	27	893	-	-	-	-	-	893
Other comprehensive income (loss)	-	-	-	-	-	67,019	-	67,019
Earnings (loss) for the year	-	-	-	-	-	-	(33,965)	(33,965)

Balance, December 31, 2007	62,569	386,597	27,706	-	510	94,537	(49,434)	459,916

Issued for cash:
Exercise of options	186	2,192	-	-	-	-	-	2,192
Value assigned to options granted	-	-	9,662	-	-	-	-	9,662
Value of options exercised	-	866	(866)	-	-	-	-	-
Value assigned to convertible notes	-	-	-	37,383	-	-	-	37,383
Other comprehensive income (loss)	-	-	-	-	-	(114,106)	-	(114,106)
Earnings (loss) for the year	-	-	-	-	-	-	(5,946)	(5,946)

Balance, December 31, 2008	62,755	389,655	36,502	37,383	510	(19,569)	(55,380)	389,101

The accompanying notes are an integral part of the consolidated financial statements

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

1	NATURE OF OPERATIONS

We are a development stage company that, since 1994, has assembled a portfolio of silver-dominant projects, which are located in seven countries in the Americas and Australia. We are now focused on advancing our five principal projects to commercial production. These include the Pirquitas Project, the San Luis Project, the Pitarrilla Project, the Diablillos Project and the Snowfield Project. In addition to our five principal projects, we hold a geologically-diverse portfolio of other predominantly silver projects in various stages of exploration.

Management has estimated that we will have adequate funds from existing working capital to meet our corporate, development, administrative and property obligations for the coming year, including the construction of the Pirquitas property. We will periodically need to obtain additional financing (see note 19 – Subsequent events), and while we have been successful in the past, there can be no assurance that we will be able to do so in the future.

The recoverability of the amounts shown for mineral properties and related deferred costs is dependent upon the existence of economically recoverable reserves, our ability to obtain necessary financing to complete the development, and upon future profitable production. The amounts shown as deferred expenditures and property acquisition costs represent net costs to date, less amounts amortized and/or written-off, and do not necessarily represent present or future values.

2	SIGNIFICANT ACCOUNTING POLICIES

Generally accepted accounting principles

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). The significant differences between these principles and those that would be applied under U.S. generally accepted accounting principles and requirements promulgated by the Securities and Exchange Commission (collectively “U.S. GAAP”), as they affect the company, are disclosed in note 18.

Change in reporting currency

Effective January 1, 2009, we changed our reporting currency from the Canadian dollar to the US dollar. The change in reporting currency is to better reflect our business activities and to provide investors with comparability to other companies in the mining industry. Prior to January 1, 2009, we reported our annual and quarterly consolidated financial statements in Canadian dollars. These financial statements and corresponding notes for periods prior to January 1, 2009 have been restated to the US dollar for comparison to 2009 financial results.

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2	SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

Change in reporting currency (Con’t)

These consolidated financial statements have been translated to US dollars in accordance with EIC-130. “Translation Method when the Reporting Currency differs from the Measurement Currency or there is a Change in the Reporting Currency”. These guidelines require that the comparative financial statements and corresponding notes are restated from Canadian dollars to US dollars using the current rate method. Under this method, all assets and liabilities are translated into US dollars at the exchange rate prevailing at the balance sheet date; expense items are translated at the average rate of exchange for the period; one-time income or expense items are translated at the exchange rate on the date of the transaction; and the resulting translation adjustment is recorded as a cumulative translation adjustment (“CTA”) in accumulated other comprehensive income

Effective January 1, 2009, we determined that our functional currency had changed from the Canadian dollar to the US dollar as a result of a change in the nature of our operations. As a result of the change in our functional currency, effective January 1, 2009, our integrated foreign currency operations will be translated to US dollars using the temporal method on a prospective basis. Under the temporal method, monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet date; non-monetary items are translated at historic exchange rates; and income and expense items are translated at the average exchange rate for the period. Translation gains and losses are recognized in the Consolidated Statement of Earnings (Loss) and Comprehensive Loss.

Basis of presentation

The consolidated financial statements include the accounts of the company and its wholly-owned subsidiaries, the most significant of which are presented in the following table:

Subsidiary	Location	Ownership	Project
Candelaria Mining Company	Delaware	100%	Candelaria
Mina Pirquitas, Inc.	Delaware	100%	Pirquitas
Maverick Silver Inc.	Nevada	100%	Maverick Springs
Sociedad Minera Berenguela S.A.	Peru	100%	Berenguela
Reliant Ventures S.A.C.	Peru	55%	San Luis
Minera Silver Standard Chile S.A.	Chile	100%	Challacollo
Pacific Rim Mining Corporation Argentina, S.A.	Argentina	100%	Diablillos
Silver Standard Australia Pty Limited	Australia	100%	Bowdens
777666 B.C. Ltd.	Canada	100%	Snowfield/Sulphurets
Silver Standard Durango S.A. de C.V.	Mexico	100%	Pitarrilla
Silver Standard Exploraciones S.A. de C.V.	Mexico	100%	Veta Colorada

All inter-company transactions and balances have been eliminated on consolidation.

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2	SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes. Significant areas where management’s judgment is applied are asset impairment, stock-based compensation, future income tax valuation reserves, ore reserve determinations and asset retirement obligations. Actual results could differ from those estimates.

Reclassifications

Certain reclassifications of prior year balances have been made to conform to the current year presentation. These reclassifications have had no impact on previously reported total current assets, total assets and working capital position, and do not affect previously reported cash flows from investing and financing activities.

Foreign currency translation

Our subsidiaries are considered to be integrated foreign operations whose financial position and results of operations are translated into Canadian dollars using the temporal method. Monetary items are translated at the exchange rate in effect at the balance sheet date; non-monetary items are translated at historical exchange rates. Income and expense items are translated at the average exchange rate for the period. Translation gains and losses are reflected in the Consolidated Statements of Earnings (Loss) and Comprehensive Loss unless they relate to a specific mineral property in which case they are capitalized.

Cash and cash equivalents

Cash and cash equivalents include cash, bank balances and short-term investments with original maturities of three months or less and are stated at cost, which approximates market value.

Silver bullion

Silver bullion is valued at the lower of original cost or net realizable value.

Financial Instruments

As at December 31, 2008, our financial instruments are comprised of cash and cash equivalents, marketable securities, accounts receivable, restricted cash, convertible debenture receivable, other investments, accounts payable, accrued liabilities, and convertible notes. The fair value of accounts receivable, accounts payable and accrued liabilities approximate their carrying value due to their short-term maturity or capacity of prompt liquidation.

Cash equivalents

Cash equivalents are composed of short-term investments with provinces of Canada, Canada or the United States of America or their respective agencies, with a term of less than 90 days. Cash and cash equivalents are designated as held-for-trading as at December 31, 2008.

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2	SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

Financial Instruments (Con’t)

Marketable securities

Marketable securities are reported at their fair market value based on quoted market prices. Non-derivative based marketable securities are designated as available-for-sale financial instruments, as they were not acquired for purpose of trading. Derivative based marketable securities are designated as held-for-trading financial instruments as their default category.

Restricted cash

Restricted cash is designated as available-for-sale as it is not acquired for purpose of trading and has short-term maturity.

Convertible debenture receivable

Convertible debenture receivable consists of a note receivable component and a conversion feature component. The note receivable component is designated as loans and receivable and is recorded at amortized cost. The conversion feature is a derivative and is recorded at fair value based on the Black-Scholes model, with changes in fair value reflected in earnings.

Other investments

Other investments consist of note receivables received from restructuring of our asset-backed commercial paper investments. As no quoted market price is available, these note receivables are reported at their fair value, estimated based on a combination of valuation techniques (see note 6). Other investments are currently designated as available-for-sale and classified as non-current assets due to uncertainty in development of a secondary market.

Convertible notes

Convertible notes are designated as other liabilities and related transaction costs on the debt component are expensed as incurred. Interest expense related to development expenditures incurred on Pirquitas is capitalized to construction in progress.

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2	SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

Mineral property costs and property, plant and equipment

Mineral property costs

We record our interests in mineral properties at cost. Costs include the costs of acquiring mineral properties and related exploration and development expenditures, interest expense allocable to the cost of developing mining properties and to construct new facilities and holding costs to maintain a property. Related foreign exchange amounts are deferred. These costs are amortized using the units-of-production method against future production or are written-off if the properties are sold, allowed to lapse or abandoned. General exploration is expensed in the period incurred.

Option payments received are treated as a reduction of the carrying value of the related mineral property and deferred costs until the payments are in excess of costs incurred, at which time they are then credited to income. Options payments are at the discretion of the optionee, and accordingly, are accounted for on a cash basis or when receipt is reasonably assured.

Our management regularly reviews the recoverability of the carrying value of each mineral property. Where information and conditions suggest impairment, estimated future cash flows are calculated using estimated future prices, proven and probable reserves, weighted probable outcomes and operating capital and reclamation costs on an undiscounted basis. If it is determined that the future cash flows are less than the carrying value, a write-down to the estimated fair value is expensed for the period. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses if carrying values can be recovered. If the carrying values exceed estimated recoverable values, then the costs are written-down to fair values with the write-down expensed in the year.

Management’s estimates of future mineral prices, recoverable resources, initial and operating capital and reclamation costs are subject to certain risks and uncertainties that may affect the recoverability of mineral property costs. Although management has made its best estimate of these factors, it is possible that changes could occur that could adversely affect management’s estimate of the net cash flows to be generated from its properties.

Property, plant and equipment

Property, plant and equipment are recorded at cost less accumulated depreciation. Depreciation is calculated on a straight-line basis over the useful life of the asset at rates ranging from 10% to 30% per annum once the asset is put in service. Construction in progress is recorded at cost and re-allocated to mining equipment and machinery when it becomes available for use. Depreciation for mining equipment and machinery is calculated on a straight-line basis over the useful life of the equipment or the life of mine when it becomes available for use. Leasehold improvements are amortized over the shorter of their economic lives and the lease term plus lease renewals, if any, only when such renewals are reasonably assured. Depreciation charges on assets that are directly related to mineral properties are allocated to that mineral property. We assess if an impairment loss exists when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss is recognized if the carrying amount of a long-lived asset exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposition. The amount of the loss is measured as the amount by which long-lived asset’s carrying value exceeds its fair value.

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2	SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

Asset retirement obligations

We recognize a liability for our legal obligations associated with the retirement of property, plant and equipment when the liability is incurred. A liability is recognized initially at fair value and the resulting amount is capitalized as part of the asset’s carrying value unless the asset has been previously written-off, in which case the amount is expensed. The liability is accreted over time through periodic charges to earnings where the assets have previously been written-off or to mineral property costs where the assets are in the preproduction stage. In subsequent periods, we adjust the carrying amounts of the asset and the liability for changes in estimates of the amount or timing of underlying future cash flows. The fair value of the legal obligation for asset retirement is assessed each reporting period.

It is reasonably possible that our estimates of our ultimate reclamation and site restoration liability could change as a result of changes in regulations or cost estimates. The effect of changes in estimated costs is recognized on a prospective basis.

Stock-based compensation

Compensation expense for stock options granted to employees or non-employees is measured at the fair value using the Black-Scholes valuation model and is recognized over the vesting period of the options granted. In situations where stock options are granted in exchange for services directly related to specific mineral properties, the expense is capitalized against that mineral property. The value assigned to stock options shown on the balance sheet is subsequently reduced if the options are exercised and the amount so reduced is then credited to share capital. Any values assigned to stock options that have expired are transferred to contributed surplus.

Income taxes

The liability method of income tax allocation is used and is based on differences between financial reporting and tax bases of assets and liabilities. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. Future income tax liabilities or assets are calculated using the tax rates anticipated to apply in the periods that the temporary differences are expected to reverse. Future tax assets are recognized to the extent that they are considered more likely than not to be realized.

Earnings (loss) per common share

Earnings (loss) per share is calculated based on the weighted average number of common shares issued and outstanding during the year. We follow the treasury stock method in the calculation of diluted earnings per share. Under this method, the weighted average number of shares includes the potential net issuances of common shares for “in-the-money” options and warrants assuming the proceeds are used to repurchase common shares at the average market price during the period, if dilutive. The effect of potential issuances of shares under options and warrants would be anti-dilutive if a loss is reported, and therefore basic and diluted losses per share are the same.

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2	SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

Recent accounting pronouncements

Recent accounting pronouncements issued which may impact us in the future are as follows:

Goodwill and Intangible Assets

CICA Handbook Section 3064, “Goodwill and Intangible Assets”, replaces Section 3062, “Goodwill and Other Intangible Assets,” and CICA Section 3450, “Research and Development Costs,” and EIC-27, “Revenues and expenditures during the pre-operating period”. The Standard reinforces the principle-based approach to the recognition of assets only in accordance with the definition of an asset and the criteria for asset recognition; and clarifies the application of the concept of matching revenues and expenses such that the current practice of recognizing assets that may not meet the definition and recognition criteria are eliminated. This new standard also provides guidance for the treatment of pre-production and start-up costs and requires that these costs and related revenues be reflected in earnings. The changes are effective for interim and annual financial statements beginning January 1, 2009. We have not yet determined the impact of the adoption of this change on the disclosure in our financial statements.

International Financial Reporting Standards

We have been monitoring the deliberations and progress being made by accounting standard setting bodies and securities regulators in Canada and United States with respect to their plans regarding convergence to International Financial Reporting Standards (“IFRS”):

  In February 2008, the Canadian Accounting Standards Board confirmed that publicly listed companies will be required to adopt IFRS for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. Early adoption may be permitted, however, exemptive relief requires approval of the Canadian Securities Administrators.

  In August 2008, the Securities and Exchange Commission of the United States announced that it would seek public comments on a proposed roadmap for the potential mandatory adoption of IFRS beginning in 2014 for large accelerated filers, accelerated filers in 2015 and then remaining public companies in 2016.

In preparation for the changeover from GAAP to IFRS, we commenced the planning process during the second quarter of 2008. Specific initiatives are underway and others have been planned for the transitioning from GAAP to IFRS. Current status of the project is as follows:

Resources

  We have retained the service of a major public accounting firm to provide technical and process management assistance for the project.

  We will continue to invest in training and resources to ensure a timely and effective conversion.

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2	SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

Recent accounting pronouncements (Con’t)

International Financial Reporting Standards (Con’t)

Process

  A diagnostic assessment of the key impact areas was completed.

  A detailed assessment of accounting and measurement differences between IFRS and Canadian GAAP on current accounting policies, as well as new policies anticipated to be implemented as we transition to a producer, is currently underway.

  Initial findings and observations from the work completed to date will serve as an input in establishing the key parameters to develop solutions during the design phase of the project.

  An initial assessment of exemptions available under IFRS 1, “First-time Adoption of IFRSs”, has been completed.

  A high-level impact assessment of IFRS conversion on our IT systems and tax processes is underway.

  Our audit committee is monitoring our progress and is kept informed of issues identified.

  Our external auditor is advised of the progress status and issues identified.

We anticipate that there will be changes in accounting policies and these changes may materially impact our financial statements.

3	CHANGES IN ACCOUNTING POLICIES

	a)	Financial Instruments - Disclosures

Effective January 1, 2008, we adopted CICA Handbook Section 3862, “Financial Instruments – Disclosures” and CICA Handbook Section 3863, “Financial Instruments – Presentation”. Section 3862 requires the disclosure of quantitative and qualitative information in our financial statements to evaluate (a) the significance of financial instruments for our financial position and performance; and (b) the nature and extent of risks arising from financial instruments to which we are exposed during the period and at the balance sheet date. Management’s objectives, policies and procedures for managing such risks are disclosed in note 5(d). Section 3863 replaces the existing requirements on presentation of financial instruments.

	b)	Capital Disclosure

Effective January 1, 2008, we adopted CICA Handbook Section 1535, “Capital Disclosures”, which requires the disclosure of information on our objectives, policies, and processes for managing capital. This information is disclosed in note 13.

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

3	CHANGES IN ACCOUNTING POLICIES

	c)	Going Concern

Effective January 1, 2008, we adopted an amendment to CICA Handbook Section 1400, “General Standards of Financial Statement Presentation” in relation to going concern. The amendment requires management to assess an entity’s ability to continue as a going concern. When management is aware of material uncertainties related to events or conditions that may cast doubt on an entity’s ability to continue as a going concern, those uncertainties must be disclosed. In assessing the appropriateness of the going concern assumption, the standard requires management to consider all available information about the future, which is at least, but not limited to, twelve months from the balance sheet date.

	d)	Inventories

Effective January 1, 2008, we adopted CICA Handbook Section 3031, “Inventories”, which prescribes the accounting treatment for inventories and provides guidance on the determination of costs and its subsequent recognition as an expense, including any write-down to net realizable value. It also provides guidance on the cost formulas that are used to assign costs to inventories. As at December 31, 2008, we have no inventories and this standard has no effect on our financial statements.

	e)	Income Statement Presentation of Tax Loss Carryforward

Effective September 30, 2008, we adopted EIC-172, “Income Statement Presentation of a Tax Loss Carryforward Recognized Following an Unrealized Gain in Other Comprehensive Income”. This abstract provides guidance on whether the tax benefit from the recognition of previously unrecognized tax loss carryforwards consequent to the recording of unrealized gains in other comprehensive income, such as unrealized gains on available-for-sale financial assets, should be recognized in net income or in other comprehensive income. The abstract should be applied retrospectively, with restatement of prior periods from January 1, 2007, the date of adoption of CICA Handbook Section 3855, “Financial Instruments – Recognition and Measurement”.

The adoption of EIC-172 resulted in a reclassification of $4,363,000 of future income tax recovery from opening accumulated other comprehensive income to opening accumulated deficit effective January 1, 2007, $1,022,000 of future income tax expense from other comprehensive loss to net loss for the year ended December 31, 2007 and $3,393,000 of future income tax expense from other comprehensive loss to net loss in the current year.

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

4	SILVER BULLION

In March 2008, we sold our silver bullion for cash proceeds of $39,648,000. As at December 31, 2007, the silver bullion was recorded on our balance sheet at a cost of $15,977,000. After taking into account fluctuations in foreign exchange, the sale results in a gain of $23,699,000. No tax expense was recorded as we have sufficient tax pools to offset the taxable gain on the sale.

5	FINANCIAL INSTRUMENTS

As at December 31, 2008, the carrying and fair values of our financial instruments by category are as follows:

						2008
				Other
	Held for	Loans &	Available	financial	Carrying	Fair
	trading	receivables	for sale	liabilities	value	value
Financial assets	($)	($)	($)	($)	($)	($)
Cash and cash equivalents	72,013	-	-	-	72,013	72,013
Marketable securities (note 5a)	-	-	10,923	-	10,923	10,923
Accounts receivable	-	2,772	-	-	2,772	2,772
Restricted cash (note 10)	-	-	1,793	-	1,793	1,793
Other investments (note 6)	-	-	21,803	-	21,803	21,803
Convertible debenture (note 5c) (1)	50	5,923	-	-	5,973	6,904
	72,063	8,695	34,519	-	115,277	116,208
Financial liabilities
Accounts payable and
and accrued liabilities	-	-	-	31,313	31,313	31,313
Convertible notes (note 9) (2)	-	-	-	106,112	106,112	91,191
	-	-	-	137,425	137,425	122,504

(1)	The fair value of convertible debenture is estimated using the discounted cash flow method at market rate on the balance sheet date.

(2)	The fair value of convertible notes is estimated using average market quoted price provied by market makers in over-the-counter market on the balance sheet date.

As at December 31, 2007, the fair value of all financial instruments approximated their carrying value.

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

5	FINANCIAL INSTRUMENTS (Cont’d)

	(a)	Marketable Securities

Pursuant to adoption of CICA Handbook Sections 3855 and EIC-172, we recorded an unrealized gain of $25,573,000 on marketable securities held by us at January 1, 2007. Of this amount, $4,363,000 was recorded in opening retained earnings, representing the tax benefit on recognition of previously unrecognized tax loss carryfowards. The remaining balance of $21,210,000 was adjusted to opening balance of accumulated other comprehensive income.

At December 31, 2008 and 2007, we held shares and share purchase warrants as follows:

	December 31, 2008			December 31, 2007
			Accumulated			Accumulated
			Unrealized			Unrealized
	Fair Value	Cost	Gains (losses)	Fair Value	Cost	Gains (losses)
Available-For-Sale Shares	($)	($)	($)	($)	($)	($)
Esperanza Silver Corporation	3,165	3,938	(773)	10,133	4,881	5,252
Aurcana Corporation	1,470	1,470	-	-	-	-
Minco Silver Corporation	4,080	1,854	2,226	13,859	3,002	10,857
Silvermex Resources Ltd.	286	245	41	3,289	304	2,985
Canplats Resources Corporation	747	41	706	1,781	51	1,730
Geologix Explorations Inc.	188	188	-	2,247	911	1,336
Other investments	987	457	530	2,273	789	1,484
	10,923	8,193	2,730	33,582	9,938	23,644
Held-For-Trading Warrants
Esperanza Silver Corporation	-	340	(340)	27	421	(394)
Total Marketable Securities	10,923	8,533	2,390	33,609	10,359	23,250

For the year ended December 31, 2008, we recognized an unrealized loss of $19,911,000 (2007 -$6,515,000) on marketable securities designated as available-for-sale which was recorded in other comprehensive loss. This unrealized loss resulted in future income tax expense of $3,393,000 (2007 -$1,111,000), representing the reversal of the tax benefit arising on recognition of previously unrecognized loss carryforwards, with a corresponding impact on other comprehensive loss. During the year, we also recorded a write-down of $4,891,000 for marketable securities with decline in fair values that were assessed as other-than-temporary.

We recorded an unrealized loss on marketable securities designated as held-for-trading of $27,000 (2007 - $362,000) during the year.

In July 2008, as part of considerations received for sale of the Shafter Silver Project (See note 8(xvii)), we received 15 million common shares of Aurcana Corporation (“Aurcana”). As at the date of the transaction, the Aurcana common shares had a fair value of $6,886,000 (C$6,900,000).

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

5	FINANCIAL INSTRUMENTS (Cont’d)

	(b)	Foreign exchange derivatives

At December 31, 2007, we held various US foreign exchange option agreements with a negative fair value of $1,429,000. All of these foreign exchange contracts have been closed during the first quarter of 2008 and we have no outstanding foreign exchange option agreements at December 31, 2008.

	(c)	Convertible debenture receivable

As part of considerations received for sale of the Shafter Silver Project (See note 8(xvii)), we received a $9,980,000 (C$10,000,000) convertible debenture (“Debenture”) from Aurcana Corporation (“Aurcana”). The Debenture has a three-year term, a coupon rate of 3% and is convertible into 6,600,000 Aurcana common shares at C$1.515 per share. The Debenture is fully secured by general assets of Aurcana.

The note receivable component of the Debenture is designated as loans and receivable. At initial recognition, the fair value of the note receivable component was estimated at $6,854,000 using the discounted cash flow model method at market rate. The note receivable component is accreted over an expected life of 3 years using the effective interest method. As at December 31, 2008, the book value of the note receivable component of the Debenture was $5,923,000. Interest and accretion income of $493,000 was recorded to earnings in relation to the Debenture.

The conversion feature of the Aurcana Debenture is considered a derivative. The fair value of conversion feature was estimated, at initial recognition, to be $1,439,000 and is re-valued at each period end based on the Black-Scholes valuation model. As at December 31, 2008, the fair value of the conversion feature was $50,000. As a result, an unrealized loss of $1,389,000 on financial instruments held-for-trading was recorded to net earnings during the period.

	(d)	Financial Risk Management

Our activities expose us to a variety of financial risks, including foreign exchange risk, interest rate risk, commodity price risk, credit risk and liquidity risk. From time to time, we may use foreign exchange contracts, commodity price contracts and interest rate swaps to manage exposure to fluctuations in foreign exchange, metal prices and interest rates. We do not have a practice of trading derivatives. In the past, our use of derivatives was limited to specific programs to manage fluctuations in foreign exchange risk, which are subject to the oversight of the Board of Directors.

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

5	FINANCIAL INSTRUMENTS (Cont’d)

Foreign Exchange Risk

We operate projects in seven different countries and therefore, foreign exchange risk exposures arise from transactions denominated in foreign currencies. Our foreign exchange risk arises primarily with respect to the US dollar and Argentine Peso. As at December 31, 2008, our exposure to the US dollar is as follows:

	December 31	December 31
	2008	2007
	US$	US$
Cash and cash equivalents	53,659	10,769
Restricted cash	1,637	1,637
Accounts payable and accrued liabilities	(8,387)	(3,028)
Convertible notes (Face value of $138million)	(106,112)	-

	(59,203)	9,378

As at December 31, 2008, with other variables unchanged, a $0.01 strengthening (weakening) of the US dollar against the Canadian dollar would decrease (increase) our net earnings by $59,000.

As at December 31, 2008, our exposure to Argentine Peso (“ARS”) was ARS$1,800,000, which includes ARS$103,364,000 in value added tax recoverable, net of ARS$101,563,000 in accounts payable and accrued liabilities. With other variables unchanged, a ARS$0.01 strengthening (weakening) of Argentine Peso against the Canadian dollar would increase (decrease) our net earnings by $6,000.

Interest Rate Risk

Our interest rate risk mainly arises from the interest rate impact on our cash and cash equivalents. Cash and cash equivalents receive interest based on market interest rates. Our long-term note receivable and long-term debt have fixed interest rates and are not exposed to interest rate risk.

As at December 31, 2008, the weighted average interest rate of our cash equivalents investment was 0.55% . With other variables unchanged, a 1% increase (decrease) in the interest rate would increase (decrease) our net earnings by $1,584,000.

Commodity Price Risk

Our profitability and long-term viability will depend, in large part, on the market price of silver, gold, tin, zinc, lead and copper. The market prices for these metals are volatile and are affected by numerous factors beyond our control, including:

  global or regional consumption patterns;

  the supply of, and demand for, these metals;

  speculative activities;

  the availability and costs of metal substitutes;

  expectations for inflation; and

  political and economic conditions, including interest rates and currency values.

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

5	FINANCIAL INSTRUMENTS (Cont’d)

Commodity Price Risk (Con’t)

We cannot predict the effect of these factors on metal prices. A decrease in the market price of silver and other metals would affect the profitability of the Pirquitas Project and could affect our ability to finance the exploration and development of any of our other mineral properties. The market price of silver and other metals may be subject to significant fluctuations. In particular, an increase in worldwide supply, and consequent downward pressure on prices, may result over the longer term from increased silver production from mines developed or expanded as a result of current metal price levels.

Credit Risk

Credit risk arises from the non-performance by counterparties of contractual financial obligations. Our credit risk arises primarily with respect to our money market investments, convertible debenture receivable and investment in asset-backed commercial papers.

We manage our credit risk on money market investments by investing only in obligations of any Province of Canada, Canada or the United States of America or their respective agencies, obligations of enterprises sponsored by any of the above governments; bankers’ acceptances purchased in the secondary market and having received the highest credit rating from a recognized rating agency in Canada or the United States, with a term of less than 90 days; and bank term deposits and bearer deposit notes, with a term of less than 90 days.

Our maximum exposure to credit risk at the reporting date is the carrying value of cash and cash equivalents, other receivables, convertible debenture receivable (see note 5c) and other investments (see note 6). At December 31, 2008, there were no significant concentrations of credit risk and no amounts were held as collateral.

Liquidity Risk

Liquidity risk represents our ability to fund future operating activities and investments. We manage liquidity risk by maintaining adequate cash and cash equivalent balances to meet short-term business requirements. If necessary, we may raise funds through the issuance of debt, equity, or monetization of non core assets. For example, in February 2008, we completed a $138,000,000, 4.5% convertible debenture due in 2028. In July 2008, we closed the sale of our Shafter Silver Project for total considerations of $38,133,000 (C$38,210,000). Subsequent to year end, we raised $92,650,000 through public offering of common shares (see note 19).

We ensure that there is sufficient capital to meet our long-term obligations by continuously monitoring and reviewing actual and forecasted cash flows, and match the maturity profile of financial assets to development, capital and operating needs. We believe our sources will be sufficient to cover our short-term and long-term cash requirements.

See “Note 17 – Commitments” for contractual undiscounted cash flow requirements for financial liabilities as at December 31, 2008.

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

6	OTHER INVESTMENTS

As at December 31, 2008, we had a total of C$57,102,000 invested in Canadian asset-backed commercial paper (“ABCP”). At the dates at which we acquired the investments, the non-bank sponsored ABCP was rated R-1 high by DBRS Limited (“DBRS”), the highest credit rating for commercial paper. In August 2007, the ABCP market experienced liquidity problems and was subsequently frozen. In September 2007, a Pan Canadian Committee (the “Committee”) consisting of a panel of major ABCP investors was formed to restructure the affected ABCP trusts.

At December 31, 2007, based on the limited data available, we estimated the fair values of our ABCP investments to be $45,645,000 using a valuation technique which incorporates a probability weighted approach applied to discounted future cash flows and an impairment of $12,232,000 was recorded in 2007.

On December 24, 2008, the Committee confirmed that an agreement has been reached with all key stakeholders, including the involvement of provincial and federal governments. In January 2009, the Committee successfully obtained the final court approval to complete the restructuring. On January 28, 2009, we received the restructured notes with a face value of C$57,142,000. At the time of receipt of the restructured notes, we also received a retroactive interest payment on our original notes covering the period from August 2007 to August 2008 of $1,630,000.

The face value of the restructured notes is allocated as follow:

o	C$26,542,000 in Class A-1 Notes
	•	Senior notes, with the other series of notes subordinated to them
	•	Expected repayment in 8 years, contractual maturity in 47 years
	•	Coupon rate of Bankers’ Acceptance Rate (“BA”) less 0.5%.

o	C$21,944,000 in Class A-2 Notes
	•	Senior to the Class B and C Notes
	•	Expected repayment in 8 years, contractual maturity in 47 years
	•	Coupon rate of BA Rate less 0.5%

o	C$3,983,000 in Class B Notes
	•	Senior to the Class C Notes
	•	Expected repayment in 8 years, contractual maturity in 47 years
	•	Coupon rate of BA Rate less 0.5%

o	C$1,623,000 in Class C Notes
	•	Expected repayment in 8 years, contractual maturity in 47 years
	•	Coupon rate of BA plus 20.0%

o	C$658,000 in Class 3 IA Tracking Notes
	•	Maturity of 7 years
	•	Coupon rate equivalent to the lesser of: (i) the rate of return generated by the specific underlying assets; and (ii) BA plus 11.0%

o	C$2,392,000 in Class 13 IA Tracking Notes
	•	Maturity of 5 years
	•	Coupon rate equivalent to the lesser of: (i) the rate of return generated by the specific underlying assets; and (ii) BA plus 11.0%

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

6	OTHER INVESTMENTS (Cont’d)

As no secondary market has been developed for these restructured notes as at December 31, 2008, we estimated the fair value of our restructured notes using a valuation technique which incorporates a probability weighted approach applied to discounted future cash flows from the restructured notes and the fair value of our investments based on the indicative values contained in a report issued by J.P. Morgan, financial advisor to the Committee. Based on our best estimate, the fair value of our restructured notes at December 31, 2008 was $21,803,000, resulting in an impairment of $17,903,000 recorded in 2008. There is currently no certainty regarding the development of a secondary market for the restructured notes and therefore the fair value reported may change materially in subsequent periods. In July 2008, we initiated legal action against a Canadian chartered bank and DBRS by filing a writ and statement of claim in the Supreme Court of British Columbia to recover any losses that may occur with respect to the ultimate recovery of our ABCP investments. There can be no assurance that the outcome of this litigation will be favourable to us.

7	VALUE ADDED TAX RECOVERABLE

We have recorded the value added tax (“VAT”) paid in Argentina and related to the Pirquitas property as a recoverable asset. Argentinean law states that VAT paid is recoverable once the company reaches the production stage. In October 2006, we made a production decision on this property and any VAT paid in Argentina related to Pirquitas is expected to be recoverable through production from the proven and probable reserves from this property. The amount recoverable at December 31, 2008 is estimated to be $30,332,000 (2007 - $9,642,000).

In countries where we have paid VAT and where there is uncertainty of the recoverability, the VAT payments have either been deferred within mineral property costs or expensed if it relates to mineral exploration. If we ultimately recover amounts that have been deferred, the amount received will be applied to reduce mineral property costs.

8	MINERAL PROPERTY COSTS AND PROPERTY, PLANT AND EQUIPMENT

	December 31, 2008			December 31, 2007
		Accum.	Net Book		Accum.	Net Book
	Cost	Amort.	Value	Cost	Amort.	Value
	$	$	$	$	$	$

Mineral property costs	162,872	-	162,872	160,715	-	160,715
Development property costs	95,960	-	95,960	86,913	-	86,913
Construction in progress	142,777	-	142,777	34,030	-	34,030
Mining equipment and machinery	18,728	(869)	17,859	23,145	(418)	22,727
Other	2,829	(1,107)	1,722	2,776	(929)	1,847
	423,166	(1,976)	421,190	307,579	(1,347)	306,232

During the year, the Company recorded $1,023,000 (2007 – $725,000; 2006 - $111,000) of depreciation on property, plant, and equipment, of which $288,000 (2007 – $296,000; 2006 - $125,000) was charged to the Consolidated Statements of Earnings (Loss) and Comprehensive Loss and $735,000 (2007 - $429,000; 2006 – ($14,000)) deferred as mineral property costs. We reclassified $17,835,000 of pre-operating costs incurred during the year ended December 31, 2008 from construction in progress to development property costs.

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

8	MINERAL PROPERTY COSTS AND PROPERTY, PLANT AND EQUIPMENT (Cont’d)

At December 31, mineral property costs are as follows:

		Exploration
		and		Total	Total
	Acquisition	development	Future tax	December 31	December 31
	costs	costs	effects	2008	2007
	$	$	$	$	$

Exploration Projects

Argentina
Diablillos	4,515	10,288	-	14,803	12,231
Other	19	170	-	189	208
Australia
Bowdens	8,901	7,223	2,710	18,834	23,126
Other	2	202	-	204	249
Canada
Silvertip	1,485	257	-	1,742	2,114
Snowfield	102	7,617	-	7,719	4,543
Sulphurets	1,954	1,025	-	2,979	3,692
Sunrise Lake	1,008	58	-	1,066	1,317
Chile
Challacollo	2,411	4,273	342	7,026	8,458
Other	41	224	-	265	285
Mexico
Pitarrilla	10,981	44,477	1,534	56,992	51,744
San Marcial	1,021	644	41	1,706	2,043
Veta Colorada	3,689	790	210	4,689	4,970
Other	826	1,439	-	2,265	2,494
Peru
Berenguela	10,563	2,740	5,710	19,013	22,211
San Luis	354	14,026	571	14,951	11,591
Other	21	141	-	162	-
United States
Candelaria	2,434	3,008	330	5,772	6,714
Maverick Springs	565	1,884	46	2,495	2,725
	50,892	100,486	11,494	162,872	160,715
Development Project

Argentina
Pirquitas	45,981	39,138	10,841	95,960	86,913

	96,873	139,624	22,335	258,832	247,628

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

8	MINERAL PROPERTY COSTS AND PROPERTY, PLANT AND EQUIPMENT (Cont’d)

	i)	Diablillos, Argentina

We own a 100% interest in the mineral rights for the Diablillos silver-gold project located in the province of Salta in north-western Argentina.

	ii)	Manantial Espejo, Argentina

We sold our 50% interest in the Manantial Espejo property located in Santa Cruz province in southern Argentina in 2006 for a gain of $30,865,000.

	iii)	Pirquitas, Argentina

We own a 100% interest in the surface and mineral rights for the Pirquitas silver property in the province of Jujuy in northern Argentina. In October 2006, a production decision was made on this property. We incurred $155,992,000 on the property during the year, which includes $7,270,000 in exploration activities and $148,722,000 in mine construction and mining equipment.

	iv)	Bowdens, Australia

We own a 100% interest in the Bowdens project in New South Wales, Australia. There is a commitment to pay the original vendor of the property AUS$1,500,000 on the commencement of production, and grant a 2% net smelter return royalty up to $5,000,000 and 1% thereafter. These obligations are collateralized by certain properties in the Bowdens project.

	v)	Silvertip, Canada

We own a 100% interest in the Silvertip project located in northern British Columbia, Canada. There is a 5% net profits royalty on certain of the non-core claims on the property.

	vi)	Snowfield, Canada

We own a 100% interest in the Snowfield project located in British Columbia, Canada. The project is contiguous with the silver-gold Sulphurets project. In 2008, we received $360,000 of the previously accrued British Columbia Mining Exploration Tax Credit (“BCMETC”). An additional $1,013,000 of BCMETC was accrued and offset against exploration expenditures incurred during the year.

	vii)	Sulphurets, Canada

We own a 100% interest in the Sulphurets project located in British Columbia, Canada. There is a 1.2% net smelter returns royalty on production in excess of current resources of silver and gold already contained in the property.

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

8	MINERAL PROPERTY COSTS AND PROPERTY, PLANT AND EQUIPMENT (Cont’d)

	viii)	Sunrise Lake, Canada

We own a 100% interest in the Sunrise Lake deposit in Canada’s Northwest Territories. The property is subject to a 5% net profits royalty interest.

	ix)	Challacollo, Chile

We own 100% of the Challacollo silver project in northern Chile, which is subject to (i) a 2% production royalty capped at $850,000 and; (ii) a 2% production royalty increasing to 3% once the production royalty in (i) is fully paid. The 3% production royalty can be acquired at any time for a total of $1,500,000.

	x)	Pitarrilla, Mexico

We own a 100% interest in the Pitarrilla property located in the State of Durango, Mexico. The property is subject to a finder’s fee of the greater of (a) $5,000 and (b) 2% of direct exploration, payable every six months. There is also a 0.25% net smelter returns royalty applicable to all gold and silver produced from the property. The maximum amount payable under the finder’s fee and net smelter royalty is $500,000.

	xi)	San Marcial, Mexico

We own a 100% interest in the San Marcial silver property in Sinola State, Mexico. The property is subject to a $100,000 payment upon commencement of commercial production and a 3% net smelter returns royalty, provided that each 1% of the royalty can be acquired for $600,000.

	xii)	Veta Colorada, Mexico

In November 2005, we announced agreements to acquire a 100% interest in the Veta Colorada silver property located in the State of Chihuahua, Mexico. Under the agreements, we will pay the vendors a total of $3,500,000, subject to a due diligence review. To December 31, 2005, we paid $170,000 in non-refundable payments to the vendors and in 2006 we completed the acquisition with a cash payment of $2,832,000 (C$3,300,000) plus $495,000 of IVA, which is refundable. The property is subject to a 1% net smelter returns royalty.

	xiii)	Berenguela, Peru

In early 2006, we completed the acquisition of a 100% interest in the Berenguela property located in the province of Lampa in southern Peru. The consideration paid was $2,000,000 in cash (of which $600,000 was paid in 2005), 530,504 of our common shares with a fair value of $8,000,000 and the grant of a 2% net smelter returns royalty on copper produced from the property to a maximum of $3,000,000.

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

8	MINERAL PROPERTY COSTS AND PROPERTY, PLANT AND EQUIPMENT (Cont’d)

	xiv)	San Luis, Peru

In August 2005, we acquired the San Luis property concessions located in the Ancash region of central Peru jointly with Esperanza Silver Corporation (“Esperanza”), with each party obtaining a 50% interest therein. In September 2005, we entered into a joint venture agreement with Esperanza for the exploration of the San Luis property. The property was held by a wholly-owned subsidiary of Esperanza, Reliant Ventures S.A.C. (“Reliant”). Under the terms of the agreement, we currently hold a 55% interest in the property, having elected to increase our interest to 55% by funding the first $500,000 in exploration expenditures. We completed this initial funding in 2006. Under the terms of the agreement, in January 2007, we and Esperanza completed the next $1,500,000 of exploration expenditures in proportion to our respective interests. In March 2007, we elected to increase our interest to 70% by funding all costs to complete a feasibility study and we assumed operatorship of the joint venture. Our interest can be further increased to 80% by paying all costs to place the property into commercial production.

In April 2007, we commenced recording Reliant on a consolidated basis after the non-San Luis assets in Reliant were transferred to Esperanza. The following table summarizes the consolidated net assets related to Reliant and the San Luis project at that date:

$(000)
Cash	170
Receivables and other current assets	27
Mineral property interest	4,098
Current liabilities	(321)
Non-controlling interest	(536)
3,438

xv)	Candelaria, U.S.A.

We own a 100% interest in the Candelaria silver property in Nevada and have lodged environmental bonding in the amount of $1,637,000 (note 10) relating to this property.

xvi)	Maverick Springs, U.S.A.

In June 2003, we signed an exploration and development agreement with Vista Gold Corp. (“Vista”) in which we will have exposure to the silver resources hosted in the Maverick Springs gold-silver property in northern Nevada, U.S.A. We and Vista have entered into a joint venture agreement governing their respective rights and obligations in respect of the property. Subsequent to October 7, 2006, Newmont Mining Corporation (“Newmont”) had a one time back-in right to acquire a 51% interest in the property. Newmont’s back-in right expired unexercised in 2007.

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

8	MINERAL PROPERTY COSTS AND PROPERTY, PLANT AND EQUIPMENT (Cont’d)

	xvii)	Shafter, U.S.A.

We owned a 100% interest in the Shafter silver mine located in Presidio County, Texas, U.S.A.

On July 17, 2008, we closed the sale of the Shafter Silver Project in Presidio County, Texas, to Aurcana Corporation (“Aurcana”). Under the terms of the agreement, Aurcana paid us total consideration of $38,133,000 (C$38,210,000) consisting of $22,954,000 (C$23,000,000) in cash, 15 million Aurcana common shares with a fair value of $6,886,000 and a $9,980,000 (C$10,000,000) convertible debenture with a fair value of $8,293,000 (see note 5(c)). After deducting transaction costs of $519,000, sale of the Shafter Silver Project resulted in a gain on sale of mineral property of $31,463,000 (after-tax gain of $18,120,000).

9	CONVERTIBLE NOTES

In February 2008, we sold $138,000,000 in senior convertible notes (“Notes”) for net proceeds of $132,753,000 after payment of commissions and expenses related to the offering. The unsecured Notes mature on March 1, 2028 and bear an interest rate of 4.5% per annum, payable semi-annually. The Notes will be convertible into our common shares at a fixed conversion rate, subject to certain anti-dilution adjustments, only in the following events:

	a.	during specified consecutive trading periods, the market price of our common shares exceeds 130% of the conversion price of the Notes,
	b.	the trading price of the Notes falls to 97% or less of the amount equal to the then prevailing price of our common shares, multiplied by the applicable conversion rate,
	c.	the Notes are called for redemption,
	d.	upon the occurrence of specified corporate transactions, or
	e.	during specified periods in early 2013 and 2028.

On conversion, holders of the Notes will receive cash and, if applicable, common shares (or, at our election, in lieu of such common shares, cash or any combination of cash and common shares). In addition, if certain fundamental changes occur to us, holders of the Notes may be entitled to an increased conversion rate. The Notes will be convertible into our common shares at an initial conversion rate of 23.0792 common shares per $1,000 principal amount of Notes converted, representing an initial conversion price of approximately $43.33 per common share.

Holders of the Notes will have the right to require us to repurchase all or part of their Notes on March 1 of each of 2013, 2018 and 2023, and upon certain fundamental corporate changes. The repurchase price will be equal to 100% of the principal amount of the Notes being converted, plus accrued and unpaid interest to, but excluding, the repurchase date. Subject to specified conditions, we shall pay the purchase price in cash. On and after March 5, 2013, we may redeem all or part of the Notes for cash at a redemption price equal to 100% of the principal amount of the Notes being redeemed, plus accrued and unpaid interest to, but excluding, the redemption date. All principal and interest payments will be denominated in US Dollars.

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

9	CONVERTIBLE NOTE (Cont’d)

The face value of the Notes has been allocated as follows for accounting purposes:

Allocation of gross proceeds
Gross proceeds	138,000
Fair value of debt component	(99,144)
Fair value of equity component	38,856

Convertible notes
Opening balance	99,144
Accretion expense	4,902
Interest accrued	5,223
Interest paid	(3,157)
Foreign exchange loss on revaluation	-
Ending balance	106,112

Accrued interest on convertible notes	2,066
Long-term convertible notes	104,046
Total convertible notes	106,112

The fair value of the debt portion of the Notes at initial recognition was estimated using a discounted cash flow model method. The fair value of the equity component was estimated using the residual value method. The debt component of the Notes is accreted over an expected life of 5 years using the effective interest method. Total financing fees associated with the transaction were $5,246,000, of which $3,773,000 was charged to net income for the period and $1,473,000 was charged to equity.

During 2008, accretion expense and interest expense related to the convertible notes were $5,033,000 and $5,373,000 respectively; $3,750,000 of accretion expense and $3,931,000 of interest expense were capitalized to construction in progress during the period resulting in $1,283,000 of accretion and $1,443,000 of interest expensed in the period.

10	ASSET RETIREMENT OBLIGATIONS

During the year ended December 31, 2008, we expensed $318,000 (2007 - $728,000) in on-going, non- legally required environmental and reclamation costs, accretion of asset retirement obligations and changes in the provision for asset retirement obligations.

At December 31, 2008, $3,463,000 (2007 - $3,902,000) was recorded by us as a provision for future asset retirement obligation expenses for our various mineral properties, of which $234,000 (2007 - $1,041,000) is considered current.

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

10	ASSET RETIREMENT OBLIGATIONS (Cont’d)

Our asset retirement obligations relate to legal obligations associated with site restoration and clean-up costs of our various mineral properties. The properties that comprise the majority of the obligations are the Duthie and Silver Standard Mine properties located in British Columbia, Canada, Veta Colorada property located in Mexico, San Luis in Peru and Pirquitas property located in Argentina.

A reconciliation of the provision for asset retirement obligations is as follows:

	2008	2007
	$	$

Balance, beginning of year	3,902	2,925

Liabilities settled during the year	(558)	(455)
Accretion expense	148	248
Foreign exchange (loss) gain	(800)	562
Revisions and new estimated cash flows	771	622
Balance, end of year	3,463	3,902

Balance sheet presentation
Current portion	234	1,041
Long-term portion	3,229	2,861
Balance, end of year	3,463	3,902

The provision for asset retirement obligations is based on the following key assumptions:

  Present value of total asset retirement obligations is $3,463,000 (2007 - $3,902,000), reflecting payments for approximately the next 10 years

  Total undiscounted value of these payments is $7,202,000 (2007 - $5,408,000)

  Present value determined using a credit adjusted risk-free rate of 8% - 12%

At December 31, 2008, we have lodged $1,793,000 (2007 - $1,830,000) in security deposits with various government agencies in relation to our reclamation obligations. Of the amount lodged, $156,000 (2007 -$193,000) is in the form of cash deposits and $1,637,000 (2007 - $1,637,000) as security for a $1,637,000 bond for the Candelaria property.

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

11	SHAREHOLDERS’ EQUITY

	(a)	Capital Stock

At December 31, 2008, we had unlimited authorized common shares and 62,755,547 common shares issued and outstanding (2007 – 62,569,447).

Subsequent to year end, we closed a public offering of 5,450,000 common shares for aggregate gross proceeds of $92,650,000 (see note 19).

	(b)	Stock Options

We have a comprehensive stock option plan for our employees, directors, officers and self-employed consultants. The plan provides for the issuance of incentive options to acquire up to a total of 10% of the issued and outstanding common shares of the company. The exercise price of each option shall not be less than the closing market price of the company’s stock on the award date. The options can be granted for a maximum term of 10 years with vesting provisions determined by the company. Currently, the vesting periods range up to three years. New shares from treasury are issued on the exercise of stock options.

The changes in stock options issued are as follows:

		2008		2007		2006
	Number	Weighted	Number	Weighted	Number	Weighted
	of shares	average	of shares	average	of shares	average
		exercise		exercise		exercise
		price		price		price
		C$		C$		C$

Options outstanding at January 1	4,419,350	27.77	4,455,950	22.68	2,613,200	12.85
Granted	810,000	15.47	985,000	37.54	2,551,500	29.30
Exercised	(186,100)	12.46	(886,600)	13.30	(668,750)	9.79
Expired / Forfeited	(27,000)	24.31	(135,000)	26.16	(40,000)	17.67
Options outstanding at December 31	5,016,250	26.37	4,419,350	27.77	4,455,950	22.68
Options exercisable at December 31	2,962,250	29.03	2,310,350	26.04	2,253,200	24.48

As of December 31, 2008, incentive stock options represent 8.0% (2007 – 7.1%) of issued and outstanding common capital. The aggregate intrinsic value of vested share options (the market value less the exercise value) at December 31, 2008 was $2,576,000 (2007 - $23,411,000).

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

11	SHAREHOLDERS’ EQUITY (Cont’d)

The following table summarizes information about stock options outstanding and exercisable at December 31, 2008:

				Weighted average
	Options	Options		remaining contractual
Exercise price	outstanding	exercisable	Expiry date	life
C$				(years)

10.50 – 18.73	1,599,750	969,750	Oct 2009 – Dec 2018	1.7
21.30 – 29.02	1,081,500	165,000	Jul 2011 – Aug 2013	3.8
32.08 – 40.62	2,335,000	1,827,500	Dec 2011 – Mar 2013	3.2
26.37	5,016,250	2,962,250		3.7

During the year ended December 31, 2008, 810,000 (2007 – 985,000) options were granted to employees, directors and consultants at a weighted average strike price of C$15.47 (2007 - C$37.54) and average fair value of C$8.59 (2007 - C$11.61) per option based on the Black-Scholes option pricing model. We amortize the fair value of stock options on a graded basis over the respective vesting period of the stock options. At December 31, 2008, the non-vested stock option expense not yet recognized was C$9,372,000 (2007 - C$13,412,000) and this expense is expected to be recognized over the next 3 years.

The allocation of fair value of options was as follow:

	2008	2007	2006
	$	$	$
Consolidated Balance Sheets
Mineral property costs	61	488	662

Consolidated Statements of Earnings (Loss),
and Comprehensive Loss
Stock based compensation - Employee salaries and benefits	7,625	11,346	8,777
Stock based compensation - General and administration	1,976	2,609	2,628

	9,601	13,955	11,405

Total stock based compensation	9,662	14,443	12,067

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

11	SHAREHOLDERS’ EQUITY (Cont’d)

The fair value of stock options for all options issued, re-priced or extended was estimated at the grant date based on the Black-Scholes option pricing model, using the following weighted average assumptions:

	2008	2007	2006

Expected dividend yield (%)	Nil	Nil	Nil
Average risk-free interest rate (%)	3.1	4.2	4.0
Expected life (years)	5.8	3.0	3.3
Expected volatility (%)	56	42	47

Option pricing models require the input of highly subjective assumptions. The expected life of the options considered such factors as the average length of time similar option grants in the past have remained outstanding prior to exercise and the vesting period of the grants. Volatility was estimated based upon historical price observations over the expected term. Changes in the subjective input assumptions can materially affect the estimated fair value of the options.

(c)	Convertible Senior Notes due 2028

In February 2008, we sold $138,000,000 in senior convertible notes (“Notes”). The Notes will be convertible into Silver Standard common shares at a fixed conversion rate of $43.33 per common share upon specified events. On conversion, holders of the Convertible Notes will receive cash and, if applicable, common shares (or, at our election, in lieu of such common shares, cash or any combination of cash and common shares). The convertible notes mature on March 1, 2028.

(d)	Deferred Share Units

Effective June 2008, we established a Deferred share unit (“DSUs”) plan for non-executive Directors. DSUs are issued at the market value of our common shares at the date of grant, in addition, directors may elect to receive a portion of their annual compensation in the form of DSUs which are issued at the market value of our common shares on a quarterly basis. The DSUs vest immediately and are redeemable in cash on the date the director ceases to be a director of the Company. For the year ended December 31, 2008, a total of 23,000 DSUs were granted with fair value of $492,000 (C$525,000). As a result of the decline in our share price during the year, a reversal of $64,000 (C$78,000) in fair value was recorded to general and administration expense. As at December 31, 2008, 23,000 DSUs were outstanding with a fair value of $365,000 (C$447,000) recorded in accrued liabilities. No DSUs were exercised in 2008.

(e)	Diluted Earnings (Loss) Per Share

The shares issuable pursuant to the terms of the convertible debenture have not been included in the calculation of diluted earnings (loss) per share as the impact would be anti-dilutive.

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

12	RELATED PARTY TRANSACTIONS

During the year ended December 31, 2008, we recorded administrative, technical services and expense reimbursements of $1,276,000 (2007 - $396,000; 2006 - $320,000) from companies related by common directors or officers. At December 31, 2008, accounts receivable include $42,000 (2007 - $112,000) from these related parties. Any amounts due from related parties are non-interest bearing and without specific terms of repayment. Any transactions for expense reimbursement with related parties are at normal business terms.

13	CAPITAL RISK MANAGEMENT

Our objectives when managing capital are:

to safeguard our ability to continue as a going concern in order to pursue the development of our mineral properties to provide an adequate return to shareholders
to maintain a flexible capital structure which optimizes the cost of capital to meet our long term debt obligations

In order to facilitate the management of our capital requirements, we prepare annual expenditure budgets and continuously monitor and review actual and forecasted cash flow. The annual and updated budgets are approved by the Board of Directors.

To maintain the capital structure, we may, from time to time, attempt to issue new shares, issue new debt or dispose of non-core assets. We expect our current capital resources will be sufficient to carry our exploration and development plans and operations through the current operating period.

14	INCOME TAXES

	i)	The income taxes shown on the Consolidated Statements of Earnings (Loss) and Deficit differ from the amounts obtained by applying statutory rates due to the following:

	2008	2007	2006

Statutory tax rate	31.00%	34.10%	34.10%

	$	$	$
Earnings (loss) for the year before taxes	12,022	(32,943)	14,115

Provision for income taxes based on statutory rates	3,727	(11,234)	4,813
Differences in foreign tax rates	2,432	13	(9)
Foreign exchange	(1,033)	402	116
Tax benefits not recognized and other	12,842	11,841	(4,920)
	17,968	1,022	-

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

14	INCOME TAXES (Cont’d)

ii)

Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of our future tax assets and liabilities as of December 31 are as follows:

	2008	2007
	$	$
Future tax assets
Property, plant and equipment and resource properties	88,825	43,041
Capital and non-capital loss carry-forwards	22,604	22,426
Foreign resource pools	13,429	11,970
Share issuance costs	1,856	2,231
Marketable securities	915	-
Other investments	3,227	1,640
Other	-	2,219
Total future tax assets	130,856	83,527

Future tax liabilities
Resource properties	(127,095)	(80,614)
Marketable securities	-	(2,625)
Other	(2,067)	-
Total future tax liabilities	(129,162)	(83,239)

Valuation allowance for future tax assets (i)	(24,029)	(25,845)
Future income tax liability	(22,335)	(25,557)

(i)

Future tax assets have been recognized to the extent the future taxable amounts related to taxable temporary differences for which a future tax liability is recognized can be offset. We believe it is more likely than not that we will realize the benefits of these deductible differences, net of the existing valuation allowance at December 31, 2008.

iii)	At December 31, the company has the following estimated operating losses:

	2008	2007
	$	$

Argentina	13,977	9,118
Australia	9,006	8,839
Canada	10,507	9,490
Chile	108	102
Mexico	45,591	30,145
Peru	1,220	372
U.S.A.	7,223	8,188

The operating losses expire between 2009 and 2028, with the exception of those for Chile and Australia which are available indefinitely to reduce future taxable income.

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

15	SUPPLEMENTARY CASH FLOW INFORMATION

During the years ended December 31, 2008, 2007 and 2006, we conducted non-cash financing and investing activities as set out below. Non-cash operating activities are not presented.

Non-cash working capital activities were:

	2008	2007	2006
	$	$	$
Accounts receivable	(373)	813	(2,284)
Prepaid expenses and deposits	(1,692)	165	(118)
Accounts payable and current portion of ARO	279	(1,182)	778
Accrued liabilities	1,066	(33)	376
Accrued interest on convertible debt	2,229	-	-
Current portion of taxes payable	11,338	-	-
	12,847	(237)	(1,248)

Non-cash investing activities were:
	2008	2007	2006
	$	$	$

Non-cash investing activities
Shares acquired for sale of mineral property	-	837	220
Shares issued for mineral properties	-	(337)	(8,442)

During the year ended December 31, 2008, we paid a total of $3,117,000 (2007 - $nil; 2006 - $nil) in interest expense. No income tax was paid in 2008, 2007 or 2006.

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

16	SEGMENTED FINANCIAL INFORMATION

We have one operating segment, which is the exploration and development of mineral properties. Mineral property expenditures by property are detailed in note 8. Substantially all of our earnings or losses for the years ended December 31, 2008, 2007 and 2006 were incurred in Canada. Segmented assets by geographic location are as follows:

							December 31, 2008
							United
	Argentina	Australia	Canada	Chile	Mexico	Peru	States	Total
	$	$	$	$	$	$	$	$
Mineral property
costs and property,
plant and equipment	271,589	19,036	14,531	7,292	65,901	34,575	8,266	421,190
Total assets	303,280	19,130	125,370	7,294	68,376	36,148	8,308	567,905

							December 31, 2007
							United
	Argentina	Australia	Canada	Chile	Mexico	Peru	States	Total
	$	$	$	$	$	$	$	$

Mineral property
costs and property,
plant and equipment	156,112	23,375	13,022	8,743	61,392	34,150	9,438	306,232

Total assets	172,619	23,519	183,895	8,869	64,930	34,620	16,399	504,851

17	COMMITMENTS

As at December 31, 2008, we have committed to payments under contractual obligations as follows:

	Less than	1-3 years	4-5 years	5+ years	Total
	1 year
	$	$	$	$	$

Lease obligations	246	495	336	-	1,077
Asset retirement obligations	234	1,346	983	2,147	4,710
Long-term convertible notes*	6,210	12,420	147,315	-	165,945
	6,690	14,261	148,634	2,147	171,732

*

Convertible notes are due in 2028 but expected to be repaid in 2013. The notes bear an interest rate of 4.5% per annum and are convertible into common shares at a fixed conversion rate upon specified events.

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

18	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

Consolidated summarized balance sheets:

			2008			2007

	Canadian	Adjustments	U.S.	Canadian	Adjustments	U.S.
	GAAP		GAAP	GAAP		GAAP
	$	$	$	$	$	$
Assets
Current assets	86,814	-	86,814	134,582	-	134,582
Other investments	21,803	-	21,803	45,645	-	45,645
Convertible debenture	5,973	-	5,973	-	-	-
Value added tax recoverable	30,332	-	30,332	9,642	-	9,642
Mineral property costs (a)i)	258,832	(222,951)	35,881	254,547	(244,306)	10,241
Other property, plant and
equipment (a)vi)	162,358	3,600	165,958	58,604	-	58,604
Other assets	1,793	-	1,793	1,831	-	1,831
	567,905	(219,351)	348,554	504,851	(244,306)	260,545

Liabilities
Current liabilities	45,328	-	45,328	15,902	-	15,902

Long-term convertibles note (a)vi)	104,046	-	104,046	-	-	-
Other liabilities (a)i)	28,934	(22,335)	6,599	28,418	(25,557)	2,861

	178,308	(22,335)	155,973	44,320	(25,557)	18,763

Shareholders’ Equity
Share capital (a)iii)	389,655	(950)	388,705	386,597	(950)	385,647
Value assigned to:

Long-term convertible notes (a)vi)	37,383	-	37,383	-	-	-
Stock options (a)v)	36,502	(4,186)	32,316	27,706	(4,186)	23,520
Contributed surplus	510	-	510	510	-	510
Accumulated other
comprehensive income (a)ii)	(19,569)	5,230	(14,339)	94,537	(40,325)	54,212
Deficit (a)i), (a)ii), (a)iii), (a)vi)	(55,380)	(197,110)	(252,490)	(49,434)	(173,288)	(222,722)

	389,101	(197,016)	192,085	459,916	(218,749)	241,167

Non-controlling interest	496	-	496	615	-	615
	567,905	(219,351)	348,554	504,851	(244,306)	260,545

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

18	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Cont’d)

Consolidated summarized statements of loss:

	2008	2007	2006
	$	$	$

Earnings (loss) in accordance with Canadian GAAP	(5,946)	(33,965)	14,115
Mineral property costs for the year (a)i)	(37,763)	(35,200)	(40,367)
Gain on sale of mineral property (a)i)	6,948	-	-
Financing fees on convertible notes (a)vi)	3,600	-	-
Future income tax expense on marketable securities (a)ii)	3,393	1,022	-
Gain on sale of joint venture (a)i)	-	-	15,823
Mineral costs written-off during the year (a)i)	-	-	89

Loss in accordance with U.S. GAAP	(29,768)	(68,143)	(10,340)

Other comprehensive income (loss)
in accordance with Canadian GAAP	(114,106)	67,019	6,308
Translation adjustment	48,948	(43,666)	-
Future income tax expense on marketable securities (a)ii)	(3,393)	(1,022)	-
Unrealized gain (loss) on available-for-sale securities (a)ii)	-	-	15,062
Reclassification adjustment for realized (gain) loss on
available-for-sale securities	-	-	2,297

Other comprehensive income (loss)
in accordance with U.S. GAAP	(68,551)	22,331	23,667

Total comprehensive income (loss)
in accordance with U.S. GAAP	(98,319)	(45,812)	13,327

Basic weighted-average common shares (000’s)	62,694	62,148	58,652
Diluted weighted-average common shares (000’s)	62,694	62,148	58,904

Basic and diluted earnings (loss) per share	(0.47)	(1.10)	(0.18)

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

18	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Cont’d)

Consolidated summarized statements of cash flows:

	2008	2007	2006
	$	$	$

Cash flows from operating activities
Pursuant to Canadian GAAP	(19,093)	23,620	(10,050)
Mineral property costs (a)i)	(37,763)	(33,943)	(31,697)
Financing fees on convertible notes (a)vi)	3,600	-	-
Pursuant to U.S. GAAP	(53,256)	(10,323)	(41,747)

Cash flows from financing activities
Pursuant to Canadian GAAP	138,719	10,973	182,338
Financing fees on convertible notes (a)vi)	(3,600)	-	-
Pursuant to U.S. GAAP	135,119	10,973	182,338

Cash flows from investing activities
Pursuant to Canadian GAAP	(129,213)	(150,038)	5,004
Mineral property costs (a)i)	37,763	33,943	31,697
Pursuant to U.S. GAAP	(91,450)	(116,095)	36,701

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

18	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Cont’d)

a)

We prepare our consolidated financial statements in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”), which differ in certain respects from those principles that we would have followed had our consolidated financial statements been prepared in accordance with accounting principles generally accepted in the United States and requirements promulgated by the Securities and Exchange Commission (“SEC”) (collectively “U.S. GAAP”). The major differences between Canadian and U.S. GAAP and their effect on the consolidated financial statements are summarized below:

i)

Under Canadian GAAP, the costs of acquiring mineral properties and related exploration and development expenditures are deferred. SEC staff have interpreted U.S. GAAP to require that mineral property exploration and land use costs must be expensed as incurred until commercially mineable deposits are determined to exist within a particular property, as cash flows cannot be reasonably estimated prior to such determination. For U.S. GAAP purposes, we have expensed all land use costs for mineral properties and deferred exploration costs that have been incurred by us, excluding periodic option payments meeting the definition of a mineral right, for which commercially mineable reserves do not exist. Future income taxes related to mineral property costs are reversed accordingly. When proven and probable reserves are determined for a property and a final feasibility study prepared, any subsequent exploration and development costs of the property would be capitalized. Periodic option payments that meet the definition of a mineral property right, as defined in EITF 04-2, "Whether Mineral Rights are Tangible or Intangible Assets”, are viewed as a tangible asset and capitalized. Capitalized option payments are amortized over the option period as defined in the related option agreement. Once in production, any subsequent development costs would be treated as production costs charged to production. In early April 2006, a Feasibility Study Update for the Pirquitas property was completed. This study defined proven and probable reserves and, as a consequence, exploration and development costs relating to this property from March 31, 2006 have been deferred under U.S. GAAP.

On July 17, 2008, we closed the sale of the Shafter Silver Project (see note 8(xvii)). For Canadian GAAP, the sale resulted in a gain of $31,463,000 after deducting carrying value of disposed assets and liabilities and transaction costs. For U.S. GAAP, the gain on sale of mineral property was increased by $6,948,000, reflecting the lower carrying value of mineral property costs under U.S. GAAP.

For Canadian GAAP, cash flows relating to mineral property exploration and land use costs are reported as investing activities. For U.S. GAAP, these costs are characterized as operating activities.

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

18	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Cont’d)

ii)

Under U.S. GAAP, securities that are available-for-sale are recorded at fair value and unrealized gains or losses are included as part of comprehensive income. An impairment on available-for- sale securities is recorded in income if such loss is determined to be other than temporary.

Under Canadian GAAP, prior to January 1, 2007, marketable securities were valued at the lower of cost and market with any write-down recorded as a charge to earnings. Effective January 1, 2007, upon adoption of new CICA Handbook Section 3855, marketable securities have been designated as available-for-sale financial assets and are recorded at fair value consistent with U.S. GAAP. We recognized an adjustment of $25,573,000 to the opening balance of accumulated other comprehensive income, representing the unrealized gain on available-for-sale marketable securities held by us at January 1, 2007 under Canadian GAAP. No similar adjustment would be recognized under U.S. GAAP in 2007. Consequently, GAAP differences related to available-for-sale securities have been eliminated effective January 1, 2007.

Under Canadian GAAP, as described in Note 3(e), effective September 30, 2008, the Company adopted the provisions of EIC-172 which required the tax benefits recognized consequent to the recording of unrealized gains in comprehensive income to be recognized in net income. Under U.S. GAAP, no similar provisions exist and such tax benefits would be recorded in other comprehensive income. For U.S. GAAP purposes, opening deficit as at January 1, 2007 would decrease and other comprehensive income would decrease by $4,363,000. Other comprehensive loss would increase and income tax expense would decrease by $3,393,000 (2007 - $1,022,000) during the year.

iii)

Under Canadian GAAP, before the introduction of Canadian Institute of Chartered Accountants (CICA) 1581, “Business Combinations”, the fair value of shares issued by an acquirer to effect a business combination was based on the quoted market price of shares at the date of acquisition. Under U.S. GAAP, the fair value of shares issued is based on the market price surrounding the date the business combination agreement is agreed to and announced.

iv)

Canadian GAAP provides for investments in jointly controlled entities to be accounted for using proportionate consolidation. Under U.S. GAAP, investments in incorporated joint ventures are to be accounted for using the equity method. Under an accommodation of the SEC, the accounting for joint ventures need not be reconciled from Canadian to U.S. GAAP. The different accounting treatment affects only the presentation and classification of financial statement items and not net income or shareholders’ equity.

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

18	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Cont’d)

v)

For U.S. GAAP purposes, we previously accounted for employee stock-based compensation arrangements using the intrinsic value method prescribed in Accounting Principles Board “APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” and related interpretations. Accordingly, since stock options are granted at exercise prices that are at or above the quoted market value of our common shares at the date of grant, there is no compensation cost recognized by the company for options granted to employees. We adopted the fair value based method of accounting for employee stock-based compensation under U.S. GAAP effective January 1, 2005 using the modified prospective transition method. Under this method, we recognized employee stock-based compensation beginning January 1, 2005 as if the fair value method had been used to account for all employee awards granted, modified, or settled in fiscal years beginning after December 15, 1994.

For Canadian GAAP purposes, we adopted, as of January 1, 2004, the CICA’s amendments to Section 3870, “Stock-Based Compensation and other Stock-Based Payments”, which required the fair value method to be applied to employee stock-based compensation.

Effective January 1, 2006, we adopted Statement of Financial Accounting Standard (“SFAS”) No. 123R, “Share Based Payment” for all employee stock-based awards granted, modified or settled after the effective date using the fair value measurement method. Compensation cost is recognized over the period during which an employee is required to provide service in exchange for the award – the requisite service period. For unvested awards outstanding as of the effective date, compensation was recognized based upon the grant-date fair value determined under SFAS No. 123 “Accounting for Stock-Based Compensation”. Upon adoption of SFAS 123R using the modified prospective method, there was no cumulative effect adjustment required and no differences exist between the accounting for employee stock-based compensation expense in 2006 to December 31, 2008 between Canadian and U.S. GAAP.

vi)

The adoption of FASB Staff Position Accounting Principles Board 14-1 (“FSP APB 14-1”) on January 1, 2009 resulted in the elimination of the Canadian and U.S. GAAP difference on all convertible debt balances with the exception of financing costs, which are expensed under Canadian GAAP and capitalized and amortized in accordance with U.S. GAAP. In addition, under U.S. GAAP, related financing costs are classified as financing activities. Accordingly, financing fees charged to net income would decrease by $3,600,000.

The results of adopting this standard have been retrospectively applied in these consolidated financial statements

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

18	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Cont’d)

b)	Other disclosures

The following additional information would be presented if these consolidated financial statements were presented in accordance with U.S. GAAP:

i) Accounts receivable

	2008	2007
	$	$

Value added tax	241	407
Other receivables	2,531	2,531
	2,772	2,938

ii)	Development stage enterprise

We meet the definition of a development stage enterprise under SFAS No. 7, Accounting and Reporting by Development Stage Enterprises. The following additional disclosures are required under U.S. GAAP:

Consolidated summarized statements of loss and deficit and cash flows since October 1, 1993, the date we made a strategic decision to concentrate on the acquisition and exploration of bulk silver mineral properties in North, Central and South America.

Consolidated loss and deficit:

Period from
October 1, 1993
(inception) to
December 31, 2008
$

Mineral property exploration and reclamation	252,351
General and administration, salaries, professional fees	80,894
Other income	(80,000)
Net loss for the period from October 1, 1993 to December 31, 2008,
being the deficit accumulated during the development stage	253,244
Opening retained earnings, October 1, 1993	(755)
Ending deficit, December, 2008	252,490

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

18	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Cont’d)

Consolidated cash flows:
Period from
October 1, 1993
(inception) to
December 31, 2008
$
Operating activities	(182,508)
Investing activities	(187,714)
Financing activities	441,360

Increase in cash and cash and cash equivalents	71,138
Cash and cash equivalents – October 1, 1993	875
Cash and cash equivalents – December 31, 2008	72,013

iii)	Additional shareholders’ equity disclosure required under FAS No. 7.

							Value		Compre-
		Common Shares		Sub-	Values	Values	assigned to		hensive	Retained	Total
	Issue	Number of		scriptions	assigned	assigned	convertible	Contributed	income (loss)	earnings	shareholders’
	Price	shares	Amount	receivable	to options	to warrants	notes	Surplus		(deficit)	equity
	$	'000s	$	$	$	$	$	$	$	$	$
Balance October 1, 1993		3,410	1,758	-	-	-	-	-	-	755	2,513
Issued for cash	0.58	2,810	1,631	-	-	-	-	-	-	-	1,631
Non-cash
- Mineral properties	0.56	25	14	-	-	-	-	-	-	-	14
- Allotted but not issued		-	-	-	-	-	-	-	-	-	-
- Assigned values to options issued		-	241	-	-	-	-	-	-	-	241
Gain (loss) for year		-	-	-	-	-	-	-	1,626	120	1,746
Balance September 30, 1994		6,245	3,644	-	-	-	-	-	1,626	875	6,145
Issued for cash
- Private placement	0.78	2,570	2,004	-	-	-	-	-	-	-	2,004
Non-cash
- Mineral properties	3.20	15	48	-	-	-	-	-	-	-	48
- Allotted shares issued	3.16	75	237	-	-	-	-	-	-	-	237
- Assigned values to options issued		-	14	-	-	-	-	-	-	-	14
Gain (loss) for year		-	-	-	-	-	-	-	(809)	(1,903)	(2,712)
Balance September 30, 1995		8,905	5,947	-	-	-	-	-	817	(1,028)	5,736
Issued for cash
- Private placement	3.30	2,550	8,426	-	-	-	-	-	-	-	8,426
- Special warrants	3.10	2,000	6,190	-	-	-	-	-	-	-	6,190
Non-cash
- Mineral properties	4.02	85	343	-	-	-	-	-	-	-	343
- Finder's fees		-	(429)	-	-	-	-	-	-	-	(429)
- Assigned values to options issued		-	13	-	-	-	-	-	-	-	13
Gain (loss) for year		-	-	-	-	-	-	-	(45)	(6,866)	(6,911)
Balance December 31, 1996		13,540	20,490	-	-	-	-	-	772	(7,894)	13,368

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

18	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Cont’d)

							Value		Compre-
		Common Shares		Sub-	Values	Values	assigned to		hensive	Retained	Total
	Issue	Number of		scriptions	assigned	assigned	convertible	Contributed	income (loss)	earnings	shareholders’
	Price	shares	Amount	receivable	to options	to warrants	notes	Surplus		(deficit)	equity
	$		$	$	$	$	$	$	$	$	$
Issued for cash
- Private placement	3.87	680	2,631	-	-	-	-	-	-	-	2,631
- Exercise of options	4.43	25	111	-	-	-	-	-	-	-	111
- For special warrants	3.33	745	2,478	-	-	-	-	-	-	-	2,478
Non-cash
- Mineral properties	3.83	311	1,192	-	-	-	-	-	-	-	1,192
- Finder's fees	3.87	20	77	-	-	-	-	-	-	-	77
- Assigned values to options issued		-	627	-	-	-	-	-	-	-	627
- Share issue costs		-	(245)	-	-	-	-	-	-	-	(245)
Gain (loss) for year		-	-	-	-	-	-	-	(416)	(14,359)	(14,775)
Balance December 31, 1997		15,321	27,361	-	-	-	-	-	356	(22,253)	5,464
Issued for cash
- Private placement		-	-	-	-	-	-	-	-	-	-
- Exercise of options	4.41	10	44	-	-	-	-	-	-	-	44
- For special warrants	4.26	630	2,681	-	-	-	-	-	-	-	2,681
Non-cash
- Mineral properties	2.97	85	252	-	-	-	-	-	-	-	252
- Assigned values to options issued		-	120	-	-	-	-	-	-	-	120
- Share issue costs		-	(221)	-	-	-	-	-	-	-	(221)
Gain (loss) for year		-	-	-	-	-	-	-	(351)	(4,941)	(5,292)
Balance December 31, 1998		16,046	30,237	-	-	-	-	-	5	(27,194)	3,048
Issued for cash
- Private placement	1.08	1,388	1,504	-	-	-	-	-	-	-	1,504
- Exercise of options	1.35	101	136	-	-	-	-	-	-	-	136
- Exercise of warrants	1.49	568	848	-	-	-	-	-	-	-	848
Non-cash
- Mineral properties	1.70	50	85	-	-	-	-	-	-	-	85
- On business combination	1.35	2,285	3,097	-	-	-	-	-	-	-	3,097
- Share issue costs		-	(90)	-	-	-	-	-	-	-	(90)
Gain (loss) for year		-	-	-	-	-	-	-	6	(6,710)	(6,704)
Balance December 31, 1999		20,438	35,817	-	-	-	-	-	11	(33,904)	1,924
Issued for cash
- Private placement	1.16	1,633	1,896	-	-	-	-	-	-	-	1,896
- Exercise of options	1.35	807	1,093	-	-	-	-	-	-	-	1,093
- Exercise of warrants	1.24	1,274	1,577	-	-	-	-	-	-	-	1,577

- Mineral properties	1.72	28	47	-	-	-	-	-	-	-	47
- Finder's fees	1.16	87	101	-	-	-	-	-	-	-	101
- Fractional shares repurchased		-	-	-	-	-	-	-	-	-	-
- Share issue costs		-	(104)	-	-	-	-	-	-	-	(104)
Gain (loss) for year		-	-	-	-	-	-	-	(10)	(4,470)	(4,480)
Balance December 31, 2000		24,267	40,427	-	-	-	-	-	1	(38,374)	2,054
Issued for cash
- Private placement	1.82	1,914	3,478	-	-	-	-	-	-	-	3,478
- Exercise of options	1.59	1,941	3,076	-	-	-	-	-	-	-	3,076
- Exercise of warrants	1.21	1,733	2,091	-	-	-	-	-	-	-	2,091
Non-cash
- Mineral properties	2.23	1,000	2,230	-	-	-	-	-	-	-	2,230
- Finder's fees	1.82	59	108	-	-	-	-	-	-	-	108
- Assigned value to warrants issued		-	-	-	-	252	-	-	-	-	252
- Share issue costs		-	(128)	-	-	-	-	-	-	-	(128)
Gain (loss) for year		-	-	-	-	-	-	-	-	(11,852)	(11,852)
Balance December 31, 2001		30,914	51,282	-	-	252	-	-	1	(50,226)	1,309

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

18	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Cont’d)

							Value		Compre-
		Common Shares		Sub-	Values	Values	assigned to		hensive	Retained	Total
	Issue	Number of		scriptions	assigned	assigned	convertible	Contributed	income (loss)	earnings	shareholders’
	Price	shares	Amount	receivable	to options	to warrants	notes	Surplus		(deficit)	equity
	$		$	$	$	$	$	$	$	$	$
Issued for cash
- Private placement	3.26	4,750	15,459	-	-	-	-	-	-	-	15,459
- Exercise of options	2.03	696	1,414	-	-	-	-	-	-	-	1,414
- Exercise of warrants	2.40	1,584	3,806	-	-	-	-	-	-	-	3,806
Non-cash
- Mineral properties	4.90	199	973	-	-	-	-	-	-	-	973
- Finder's fees	3.10	80	250	-	-	-	-	-	-	-	250
- On conversion of conv. Debenture	4.49	361	1,619	-	-	-	-	-	-	-	1,619
- For mineral properties payables	4.25	597	2,538	-	-	-	-	-	-	-	2,538
- Assigned values to options issued		-	-	-	125	-	-	-	-	-	125
- Assigned value of exercised op/wts		-	262	-	(10)	(252)	-	-	-	-	-
- Donations	3.17	10	32	-	-	-	-	-	-	-	32
- Share issue costs		-	(508)	-	-	-	-	-	-	-	(508)
Gain (loss) for year		-	-	-	-	-	-	-	809	(14,920)	(14,111)
Balance December 31, 2002		39,191	77,127	-	115	-	-	-	810	(65,146)	12,906
Issued for cash
- Private placement		-	-	-	-	-	-	-	-	-	-
- Exercise of options	3.09	536	1,656	-	-	-	-	-	-	-	1,656
- Exercise of warrants	3.09	2,780	8,580	-	-	-	-	-	-	-	8,580
- Subscriptions receive on warrants		-	-	350	-	-	-	-	-	-	350
Non-cash
- Mineral properties	5.38	88	474	-	-	-	-	-	-	-	474
- On settlement of interest	5.82	10	58	-	-	-	-	-	-	-	58
- Assigned values to options issued		-	-	-	145	-	-	-	-	-	145
- Assigned value of exercised options		-	128	-	(128)	-	-	-	-	-	-
- Share issue costs		-	(42)	-	-	-	-	-	-	-	(42)
Gain (loss) for year		-	-	-	-	-	-	-	5,591	(10,277)	(4,686)
Balance December 31, 2003		42,605	87,981	350	132	-	-	-	6,401	(75,423)	19,441
Issued for cash
- Private placement	9.68	2,955	28,609	-	-	5,254	-	-	-	-	33,863
- Exercise of options	4.33	526	2,277	-	-	-	-	-	-	-	2,277
- Exercise of warrants	3.84	2,687	10,311	-	-	-	-	-	-	-	10,311
Non-cash
- Mineral properties	14.92	2,680	39,991	-	-	-	-	-	-	-	39,991
- Finder’s fees	9.69	31	303	-	-	148	-	-	-	-	451
- Assigned values to options issued		-	-	-	41	-	-	-	-	-	41
- Assigned value of exercised options		-	118	-	(66)	-	-	-	-	-	52
- shares issued on warrant	3.76	93	350	(350)	-	-	-	-	-	-	-
subscriptions
- Share issue costs		-	(1,166)	-	-	-	-	-	-	-	(1,166)
Gain (loss) for year		-	-	-	-	-	-	-	-	(46,910)	(46,910)
Adjustment for stock-based comp.		-	-	-	-	-	-	-	(4,631)		(4,631)
Balance – December 31, 2004		51,577	168,774	-	107	5,402	-	-	1,770	(122,333)	53,720
Issued for cash
- Exercise of options	5.13	259	1,329	-	-	-	-	-	-	-	1,329
- Exercise of warrants	15.27	10	153	-	-	-	-	-	-	-	153
Non-cash											-
- Mineral properties	11.72	3	37	-	-	-	-	-	-	-	37
- Assigned values to options issued		-	-	-	3,462	-	-	-	-	-	3,462
- Assigned value of exercised options		-	10	-	(10)	-	-	-	-	-	-
- Assigned value of exercised warrants		-	38	-	-	(38)	-	-	-	-	-
Gain (loss) for year		-	-	-	-	-	-	-	6,444	(21,906)	(15,462)
Balance – December 31, 2005		51,849	170,341	-	3,559	5,364	-	-	8,214	(144,239)	43,239

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

18	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Cont’d)

							Value		Compre-
		Common Shares		Sub-	Values	Values	assigned to		hensive	Retained	Total
	Issue	Number of		scriptions	assigned	assigned	convertible	Contributed	income	earnings	shareholders’
	Price	shares	Amount	receivable	to options	to warrants	notes	Surplus	(loss)	(deficit)	equity
	$		$	$	$	$	$	$	$	$	$
Issued for cash
- Public offering	22.83	7,200	164,384	-	-	-	-	-	-	-	164,384
- Exercise of options	8.63	669	5,773	-	-	-	-	-	-	-	5,773
- Exercise of warrants	16.31	1,387	22,617	-	-	-	-	-	-	-	22,617
Non-cash
- Mineral properties	15.91	530	8,442	-	-	-	-	-	-	-	8,442
- Assigned values to options issued		-	-	-	12,067	-	-	-	-	-	12,067
- Assigned value of exercised options		-	2,277	-	(2,277)	-	-	-	-	-	-
- Assigned value of exercised warrants		-	5,643	-	-	(4,929)	-	-	-	-	714

- Donations	18.71	11	206	-	-	-	-	-	-	-	206
- Share issue costs		-	(10,436)	-	-	-	-	-	-	-	(10,436)
- Options expired/forfeited		-	-	-	(75)	-	-	75	-	-	-
- Warrants expired		-	-	-	-	(435)	-	435	-	-	-
Gain (loss) for year		-	-	-	-	-	-	-	23,667	(10,340)	13,327
Balance – December 31, 2006		61,646	369,247	-	13,274	-	-	510	31,881	(154,579)	260,333
Issued for cash
- Exercise of options	3.71	887	10,973	-	-	-	-	-	-	-	10,973
Non-cash
- Mineral properties	6.55	9	337	-	-	-	-	-	-	-	337
- Assigned values to options granted		-	-	-	14,443	-	-	-	-	-	14,443
- Assigned value of exercised options		-	4,197	-	(4,197)	-	-	-	-	-	-
- Donations		27	893	-	-	-	-	-	-	-	893
Other comprehensive loss for year		-	-	-	-	-	-	-	22,331	-	22,331
Gain (loss) for year		-	-	-	-	-	-	-	-	(68,143)	(68,143)
Balance - December 31, 2007		62,569	385,647	-	23,520	-	-	510	54,212	(222,722)	241,167
Issued for cash
- Exercise of options	11.78	186	2,192	-	-	-	-	-	-	-	2,192
Non-cash											-
- Assigned values to options granted		-	-	-	9,662	-	-	-	-	-	9,662
- Assigned value of exercised options		-	866	-	(866)	-	-	-	-	-	-
- Assigned value to convertible notes		-	-	-	-	-	37,383	-	-	-	37,383
Other comprehensive loss for year		-	-	-	-	-	-	-	(68,551)	-	(68,551)
Gain (loss) for year		-	-	-	-	-	-	-	-	(29,768)	(29,768)
Balance - December 31, 2008		62,755	388,705	-	32,316	-	37,383	510	(14,339)	(252,490)	192,085

iv)	Rental Expense

The total rent expense charged to the statement of earnings (loss) for the year ending December 31, 2008 was $402,000 (2007 - $298,000; 2006 - $235,000).

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

18	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Cont’d)

v)	Income Tax Uncertainty

The Company adopted the provisions of FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes”, on January 1, 2007. As a result of the implementation of Interpretation 48, the company did not recognize any further increases in the liability for unrecognized tax benefits other than positions arising in the year ended December 31, 2008. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

$(000)
Balance as at January 1, 2008	1,204
Decreases based on tax positions related to the current year	(857)
Decreases relating to settlements with the taxing authorities	-
Decreases relating to lapses of the applicable statute of limitations	-
Balance as at December 31, 2008	347

If recognized, none of the unrecognized tax benefits would affect the effective tax rate due to the existence of valuation allowances against the related deferred tax assets.

The Company has not recognized interest accrued related to unrecognized tax benefits due to the forecasted loss carry forward amounts in relevant jurisdictions.

vi)	Recently Adopted Accounting Standards

i)

In September 2006, FASB issued SFAS No. 157, “Fair Value Measurement” to define fair value, establish a framework for measuring fair value and to expand disclosures about fair value measurements. The statement only applies to fair value measurements that are already required or permitted under current accounting standards and is effective for fiscal years beginning after November 15, 2007. The adoption of SFAS 157 for financial instruments as required at January 1, 2008 did not have a material effect on the company’s results of operations or financial position; however, the company provided additional disclosures in these consolidated financial statements. The company will adopt SFAS 157 for non financial assets and non-financial liabilities on January 1, 2009, as required, and does not expect the provisions to have a material effect on the company’s results of operations or financial position.

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

18	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Cont’d)

SFAS 157 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions. The company’s Level 1 assets include the valuation of available-for–sale investments with no trading restrictions using a market approach based upon unadjusted quoted prices for identical assets in an active market. The company’s Level 2 assets include the valuation of convertible debenture receivable based on the discounted cash flow approach; derivatives based on the Black-Scholes model; and long-term convertible notes based on average market quoted price provided by market makers in the over-the-counter market on the balance sheet date. The company’s Level 3 assets include the valuation of other investments as determined using a probability-based discounted cash flow approach.

		Quoted prices	Significant
		in active	other	Significant
	Fair market	markets for	observable	unobservable
	value	identical assets	inputs	inputs
		Level 1	Level 2	Level 3
Available-for-sale securities	10,923	10,923	-	-
Convertible debenture receivable	5,923	-	5,923	-
Other Investments	21,803	-	-	21,803
Derivatives	50	-	50	-
Long-term convertible debt	(91,191)	-	(91,191)	-

Total	(52,492)	10,923	(85,218)	21,803

ii)

In February 2007, FASB issued SFAS No. 159, “Fair Value Option For Financial Assets and Liabilities”, which permits entities to choose to measure various financial instruments and certain other items at fair value. The adoption of SFAS 159 on January 1, 2008 did not have a material effect on the company’s results of operations or financial position.

iii)

In December 2007, FASB issued SFAS 160, “Non-controlling Interests in Consolidated Financial Statements” (“SFAS 160”), which specifies that non-controlling interests are to be treated as a separate component of equity, not as a liability or other item outside of equity. As a result of non-controlling interests being an element of equity, increases and decreases in the parent's ownership interest that leave control intact are accounted for as capital transactions.

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

18	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Cont’d)

The statement is effective for business combinations entered into on or after December 15, 2008, and is to be applied prospectively to all non-controlling interests, except for the presentation and disclosure requirements which require retrospective application. The adoption of SFAS 160 non-controlling interests as required at January 1, 2009 did not have a material effect on the company’s results of operations or financial position; however, the company retrospectively applied the disclosure requirements in these consolidated financial statements.

iv)

In May 2008, FASB issued FSP APB 14-1, which revises the accounting treatment for convertible debt instruments that may be settled in cash upon conversion. FSP APB 14-1 requires the issuer to separately account for the liability and equity components of convertible debt instruments. The value assigned to the liability component would be the estimated fair value, as of the date of issuance, of similar debt without the conversion option, but including any other embedded features. The difference between the proceeds of the debt and the value allocated to the liability component would be recorded in equity. The standard is effective for periods beginning on or after December 15, 2008, and is to be applied retrospectively. The adoption of this standard on January 1, 2009 resulted in the elimination of the Canadian and U. S. GAAP difference on all convertible debt balances with the exception of financing costs, which are expensed under Canadian GAAP and capitalized and amortized in accordance with U. S. GAAP.

The results of adopting this standard have been retrospectively applied in these consolidated financial statements.

vii)	Impact of recently issued accounting standards

	i)	In December 2007, the FASB issued a revised standard on accounting for business combinations, SFAS 141R.

The statement is effective for periods beginning on or after December 15, 2008. We do not expect the adoption of this Interpretation to have a significant effect on the company’s results of operations or financial position, until the company enters into a business combination.

ii)

In June 2008, FASB Task Force reached a consensus on EITF Issue No. 07-5, “Determining Whether an Instrument (or embedded Feature) is Indexed to an Entity’s Own Stock”. The standard provides that an equity-linked financial instrument (or embedded feature) would not be considered indexed to the entity’s own stock if the strike price is denominated in a currency other than the issuer’s functional currency. The Issue is effective for periods beginning on or after December 15, 2008. The effect of adopting this EITF on the company’s results of operations or financial position is still being determined.

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

19	SUBSEQUENT EVENTS

(a)

In February 2009, we closed a public share offering of 5,450,000 common shares at a price of $17.00 per share, for aggregate gross proceeds of $92,650,000. After deducting underwriting fees and estimated offering expenses of $5,533,000, net proceeds were $87,117,000.

(b)

In February 2009, Geologix Explorations Inc. elected not to exercise its option to acquire 100% interest in the San Agustin property. As a result, the San Agustin property, which contains a resource estimate of 1.61 million ounces of indicated gold, 1.08 million ounces of inferred gold, 48.3 million ounces of indicated silver and 37.3 million ounces of inferred silver, was returned to us.